Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176

April 17, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C.  20549

Re:	Platinum Partners Value Arbitrage Fund, LP (the “Fund”) Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

                Transmitted herewith on behalf of the Fund is the preliminary proxy statement for the Fund in connection with the contested election of directors at the annual meeting of stockholders of Echo Therapeutics, Inc.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (212) 880-9865 or my associate, Jason Soncini, at (212) 880-9804.

Very truly yours,

/s/ Christopher P. Davis
Christopher P. Davis